UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2019

Commission file number: 001-10306

The Royal Bank of Scotland Group plc

RBS Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Index of Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement between The Royal Bank of Scotland Group plc, NatWest Markets Securities Inc. and Credit Suisse Securities (USA) LLC, dated as of October 29, 2019.
1.2	Pricing Agreement between The Royal Bank of Scotland Group plc, NatWest Markets Securities Inc. and Credit Suisse Securities (USA) LLC, dated as of October 29, 2019.
4.1	Subordinated Debt Securities Indenture between The Royal Bank of Scotland Group plc and The Bank of New York Mellon dated as of December 4, 2012 (incorporated herein by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 6-K (File No. 001-10306) filed with the Commission on December 4, 2012).
4.2	First Supplemental Indenture between The Royal Bank of Scotland Group plc and The Bank of New York Mellon dated as of December 4, 2012 (incorporated herein by reference to Exhibit 4.2 of the Registrant’s Current Report on Form 6-K (File No. 001-10306) filed with the Commission on December 4, 2012).
4.3	Fourth Supplemental Indenture between The Royal Bank of Scotland Group plc and The Bank of New York Mellon dated as of May 28, 2014 (incorporated herein by reference to Exhibit 4.3 of the Registrant’s Current Report on Form 6-K (File No. 001-10306) filed with the Commission on May 28, 2014).
4.4	Fifth Supplemental Indenture between The Royal Bank of Scotland Group plc, as issuer, and The Bank of New York Mellon, as trustee, dated as of November 1, 2019.
4.5	Form of Global Note for the Fixed-to-Fixed Reset Rate Subordinated Tier 2 Notes due 2029 (included in Exhibit 4.4 hereof).
5.1	Opinion of CMS Cameron McKenna LLP, Scottish legal advisors to The Royal Bank of Scotland Group plc as to the validity of the Fixed-to-Fixed Reset Rate Subordinated Tier 2 Notes due 2029 of The Royal Bank of Scotland Group plc, issued on November 1, 2019, as to certain matters of Scots law.
5.2	Opinion of Davis Polk & Wardwell London LLP, U.S. legal advisors to The Royal Bank of Scotland Group plc as to the validity of the Fixed-to-Fixed Reset Rate Subordinated Tier 2 Notes due 2029 of The Royal Bank of Scotland Group plc, issued on November 1, 2019, as to certain matters of New York law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc (Registrant)

Date: November 1, 2019	By:	/s/ Mark Stevens
	Name:	Mark Stevens
	Title:	Assistant Secretary

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